UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 29, 2023

SPIRIT REALTY CAPITAL, INC.

(Exact name of Registrant as Specified in Its Charter)

Maryland	001-36004	20-1676382
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2727 North Harwood Street Suite 300 Dallas, Texas	75201
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code: (972) 476-1900

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.05 par value per share	SRC	New York Stock Exchange
6.000% Series A Cumulative Redeemable Preferred Stock, $0.01 par value per share	SRC-A	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry Into a Material Definitive Agreement.

On October 29, 2023, Spirit Realty Income, Inc., a Maryland corporation (“Spirit”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Realty Income Corporation, a Maryland corporation (“Realty Income”), and Saints MD Subsidiary, Inc., a Maryland corporation and a direct wholly owned subsidiary of Realty Income (“Merger Sub”). Pursuant to the terms and conditions of the Merger Agreement, upon the closing, Spirit will be merged with and into Merger Sub, with Merger Sub continuing as the surviving corporation (the “Merger”). Capitalized terms not otherwise defined in this Item 1.01 have the meaning ascribed to them in the Merger Agreement.

Merger Agreement

The Merger

Pursuant to the terms and subject to the conditions of the Merger Agreement, at the date and time the Merger becomes effective (the “Effective Time”), (i) each outstanding share of Spirit common stock, par value $0.05 per share (the “Spirit Common Stock”) (other than the Excluded Common Shares (as defined in the Merger Agreement)) will automatically be converted into 0.762 of a newly issued share of common stock (the “Exchange Ratio”), par value $0.01 per share, of Realty Income (the “Realty Income Common Stock”), subject to adjustment as set forth in the Merger Agreement, and cash in lieu of fractional shares, and (ii) each outstanding share of Spirit’s 6.000% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share (the “Spirit Series A Preferred Stock”), will be converted into the right to receive one share of newly issued Realty Income 6.000% Series A Cumulative Redeemable Preferred Stock, having substantially the same terms as the Spirit Series A Preferred Stock.

Dividends

During the period between the signing of the Merger Agreement and the consummation of the Merger, Spirit is permitted to declare and pay regular quarterly cash dividends with respect to shares of Spirit Common Stock and Spirit Series A Preferred Stock. Additionally, the Merger Agreement provides that Spirit and Realty Income will coordinate so that, if the holders of shares of Spirit Common Stock or the holders of shares of Realty Income Common Stock receive a distribution for a particular period prior to the closing date, then the holders of shares of Spirit Common Stock and the holders of Realty Income Common Stock, respectively, will receive a distribution for a comparable period prior to the closing date.

Treatment of Equity Awards

Pursuant to the terms and subject to the conditions of the Merger Agreement, as of the Effective Time, each outstanding Spirit equity-based award will be treated as follows: (I) each Spirit restricted stock award that is outstanding as of immediately prior to the Effective Time will be canceled and automatically converted into the right to receive (i) a number of newly issued shares of Realty Income Common Stock (rounded down to the nearest whole number of shares) equal to the product obtained by multiplying (A) the number of shares of Spirit Common Stock subject to such award as of immediately prior to the Effective Time by (B) the Exchange Ratio, and (ii) cash consideration in respect of the fractional share of Realty Income Common Stock to which the holder would otherwise have been entitled; and (II) each Spirit performance share award that is outstanding as of immediately prior to the Effective Time will be canceled and automatically converted into the right to receive (i) a number of newly issued shares of Realty Income Common Stock (rounded down to the nearest whole number of shares) equal to the product obtained by multiplying (A) the number of shares of Spirit Common Stock subject to such award determined based on, to the extent the Effective Time is prior to the end of the applicable performance period, the greater of target level of achievement of the applicable performance goals and actual level of achievement of the applicable performance goals as of immediately prior to the Effective Time, and otherwise actual level of achievement of the applicable performance goals as of the end of the applicable performance period, in each case, as determined in accordance with the terms of the applicable award agreement, in good faith by the Board of Directors of Spirit by (B) the Exchange Ratio, (ii) cash consideration in respect of the fractional share of Realty Income Common Stock to which the holder would otherwise have been entitled, and (iii) the amount of any accrued and unpaid cash dividend equivalents corresponding to each such award.

Conditions to Completing the Merger

The closing of the Merger is subject to certain conditions, including: (1) approval by Spirit’s stockholders of the Merger; (2) the effectiveness of the registration statement on Form S-4 to be filed with the U.S. Securities and Exchange Commission (“SEC”) by Realty Income in connection with the transactions contemplated by the Merger Agreement; (3) approval for listing on the New York Stock Exchange (“NYSE”) of the shares of Realty Income Common Stock to be issued in the Merger or reserved for issuance in connection therewith; (4) no injunction or law prohibiting the Merger; (5) accuracy of each party’s representations, subject in most cases to materiality or material adverse effect qualifications; (6) compliance by each party with its covenants in all material respects; (7) with respect to the other party, there not having occurred since the date of the Merger Agreement any event, development, change or occurrence that has had or would reasonably be expected to have had, individually or in the aggregate, a Material Adverse Effect; (8) receipt by each of Spirit and Realty Income of an opinion to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and (9) receipt by Spirit of an opinion that Realty Income qualifies as a real estate investment trust (“REIT”) under the Code and receipt by Realty Income of an opinion that Spirit qualifies as a REIT under the Code.

Non Solicit; Termination; Termination Fees

Spirit has agreed not to solicit or enter into an agreement regarding an Acquisition Proposal (as defined in the Merger Agreement), and, subject to certain exceptions, is not permitted to enter into discussions or negotiations concerning, or provide non-public information to a third party in connection with, any Acquisition Proposal. However, prior to obtaining stockholder approval, Spirit may engage in discussions or negotiations and provide non-public information to a third party which has made an unsolicited, written bona fide Acquisition Proposal with respect to Spirit if Spirit’s board of directors determines in good faith, after consultation with outside legal counsel, that such Acquisition Proposal is reasonably likely to lead to a Superior Proposal (as defined in the Merger Agreement) or if the failure to do so would reasonably be expected to lead to a breach of its duties to Spirit’s stockholders.

The Merger Agreement contains certain termination rights for Spirit and Realty Income. The Merger Agreement can be terminated by either party (1) by mutual written consent; (2) if the Merger has not been consummated by July 29, 2024; (3) if there is a permanent, non-appealable injunction or law restraining or prohibiting the consummation of the Merger; (4) if Spirit’s stockholders fail to approve the transactions; (5) if Spirit’s board of directors changes its recommendation in favor of the Merger, fails to reaffirm its recommendation, recommends a competing Acquisition Proposal (or fails to recommend against an Acquisition Proposal) or materially breaches certain of its obligations regarding its efforts to obtain stockholder approval and non-solicitation; or (6) if the other party has breached its representations or covenants in a way that prevents satisfaction of a closing condition, subject to a cure period. Additionally, Spirit may terminate the Merger Agreement in order to enter into an agreement providing for a Superior Proposal, subject to paying a termination fee to Realty Income as described below.

Upon a termination of the Merger Agreement in certain circumstances, Spirit will be required to pay a termination fee to Realty Income in an amount equal to $173.97 million (or, if lesser, the maximum amount that could be paid to Realty Income without causing it to fail to meet the REIT requirements for such year). However, the termination fee will be $93.68 million (or, if lesser, the maximum amount that could be paid to Realty Income without causing it to fail to meet the REIT requirements for such year) if (1) a third party submits an unsolicited Alternative Proposal (as defined in the Merger Agreement) and, prior to November 29, 2023, the Spirit board of directors determines that such Alternative Proposal either constitutes or is reasonably likely to result in a Superior Proposal and (2) prior to December 14, 2023, (i) Spirit terminates the Merger Agreement to enter into an agreement with respect to a Superior Proposal by such third party, or (ii) Realty Income terminates the agreement following a change in recommendation by Spirit’s board of directors in response to a Superior Proposal by such third party.

The Merger Agreement also provides that Spirit must pay Realty Income an expense reimbursement amount of $25.0 million (or, if lesser, the maximum amount that can be paid to the other party without causing it to fail to meet the REIT requirements for such year) if the Merger Agreement is terminated because Spirit’s stockholders fail to approve the Merger upon a vote taken thereon at a duly convened meeting of Spirit’s stockholders (or at any adjournment or postponement thereof). The expense reimbursement will be credited against any termination fee if the termination fee later becomes payable.

Certain Other Terms and Conditions of the Merger Agreement

The Merger Agreement contains customary representations and warranties from each of Spirit and Realty Income. In addition, Spirit has agreed to customary pre-closing covenants, including covenants to use commercially reasonable efforts to operate its business in the ordinary course and to refrain from taking certain actions without Realty Income’s consent (which may not be unreasonably withheld, conditioned or delayed). Realty Income has agreed to customary pre-closing covenants, including a more limited set of covenants to refrain from taking certain actions without Spirit’s consent (which may not be unreasonably withheld, conditioned or delayed). Spirit has agreed to additional covenants, including, among others, covenants relating to its obligation to call a meeting of its stockholders to approve the Merger, and, subject to certain exceptions, the obligation of its board of directors to recommend that its stockholders vote in favor of the approval of the Merger Agreement.

The respective boards of directors of Spirit and Realty Income have approved the Merger Agreement. The Merger is expected to close during the first quarter of 2024.

Alternative Structure

Realty Income, in its sole discretion at any time before Spirit’s stockholders meeting, may elect to modify the structure of the Merger to provide that Spirit would merge with and into Realty Income (rather than with and into Merger Sub), with Realty Income continuing as the surviving corporation of the Merger. This alternative structure would not affect the consideration that would be paid to the equityholders of Spirit in the Merger.

The foregoing summary of the Merger Agreement is not complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached as Exhibit 2.1 to this Current Report on Form 8-K (this “Form 8-K”) and is incorporated by reference in its entirety.

The representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for the purposes of, and were and are solely for the benefit of the parties to, the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between Spirit and Realty Income instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties (1) will not survive consummation of the Merger, and (2) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any factual information regarding Spirit or Realty Income, their respective affiliates or their respective businesses. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding Spirit, Realty Income, their respective affiliates or their respective businesses, the Merger Agreement and the Merger that will be contained in, or incorporated by reference into, the Registration Statement on Form S-4 that will include a proxy statement of Spirit and a prospectus of Realty Income, as well as in the Forms 10-K, Forms 10-Q and other filings that each of Spirit and Realty Income makes with SEC.

Item 7.01	Regulation FD Disclosure.

On October 30, 2023, Spirit and Realty Income issued a joint press release, attached as Exhibit 99.1 to this Form 8-K and incorporated by reference herein, announcing the entry into the Merger Agreement described above.

In connection with the announcement of the Merger Agreement, Spirit and Realty Income intend to provide supplemental information regarding the proposed Merger in connection with presentations to analysts and investors. The slides that will be made available in connection with the presentations are attached hereto as Exhibit 99.2 and incorporated by reference herein.

The information in Item 7.01 of this Form 8-K, including Exhibit 99.1 and Exhibit 99.2, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended or the Exchange Act, except as expressly set forth by specific reference in such filing.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description

2.1*	Agreement and Plan of Merger, dated October 29, 2023, by and among Spirit Realty Capital, Inc., Realty Income Corporation, and Saints MD Subsidiary, Inc.

99.1	Joint Press Release, dated October 30, 2023

99.2	Investor Presentation, dated October 30, 2023

104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*

Schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. Spirit hereby undertakes to furnish supplemental copies of any of the omitted schedules upon request by the U.S. Securities and Exchange Commission; provided, that Spirit may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedules so furnished.

Forward Looking Statements

This Current Report on Form 8-K, along with exhibits attached thereto, may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, the Private Securities Litigation Reform Act of 1995 and other federal securities laws. These forward-looking statements can be identified by the use of words and phrases such as “preliminary,” “expect,” “plan,” “will,” “estimate,” “project,” “intend,” “believe,” “guidance,” “approximately,” “anticipate,” “may,” “should,” “seek,” or the negative of these words and phrases or similar words or phrases that are predictions of or indicate future events or trends and that do not relate to historical matters but are meant to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions of management. These forward-looking statements are subject to known and unknown risks and uncertainties that you should not rely on as predictions of future events. Forward-looking statements depend on assumptions, data and/or methods which may be incorrect or imprecise, and Spirit Realty Capital, Inc. (“Spirit”) may not be able to realize them. Spirit does not guarantee that the events described will happen as described (or that they will happen at all). The following risks and uncertainties, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements: risks that the transaction disrupts current plans and operations; the outcome of any legal proceedings related to the transaction; the ability of the Spirit and Realty Income Corporation (“Realty Income”) to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction; the effect of the announcement of the proposed transaction on the ability of Spirit to operate its businesses and attract, retain and hire key personnel and to maintain favorable business, tenant, employee and third-party relationships; industry and economic conditions; volatility and uncertainty in the financial markets, including potential fluctuations in the Consumer Price Index; Spirit’s success in implementing its business strategy and its ability to identify, underwrite, finance, consummate, integrate and manage diversified acquisitions or investments; the financial performance of Spirit’s retail tenants and the demand for retail space; Spirit’s ability to diversify its tenant base; the nature and extent of future competition; increases in Spirit’s costs of borrowing as a result of changes in interest rates and other factors; Spirit’s ability to access debt and equity capital markets; Spirit’s ability to pay down, refinance, restructure and/or extend its indebtedness as it becomes due; Spirit’s ability and willingness to renew its leases upon expiration and to reposition its properties on the same or better terms upon expiration in the event such properties are not renewed by tenants or Spirit exercises its rights to replace existing tenants upon default; the impact of any financial, accounting, legal or regulatory issues or litigation that may affect Spirit or its major tenants; Spirit’s ability to manage its expanded operations; Spirit’s ability and willingness to maintain its qualification as a REIT under the Internal Revenue Code of 1986, as amended; the impact on Spirit’s business and those of its tenants from epidemics, pandemics or other outbreaks of illness, disease or virus; and other risks inherent in the real estate business, including tenant defaults, potential liability relating to environmental matters, illiquidity of real estate investments and potential damages from natural disasters. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and proxy statement/prospectus that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Spirit’s and Realty Income’s respective periodic reports and other filings with the SEC, including the risk factors identified in Spirit’s and Realty Income’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither Spirit nor Realty Income undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed transaction, Realty Income will file with the SEC a registration statement on Form S-4 that will include a proxy statement of Spirit that also constitutes a prospectus of Realty Income. Each of Spirit and Realty Income may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Spirit or Realty Income may file with the SEC. The definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of Spirit. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (if and when available) and other documents containing important information about Spirit, Realty Income and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Spirit will be available free of charge on Spirit’s website at investors.spiritrealty.com or by contacting Spirit’s Investor Relations department by mail at Investor Relations, 2727 North Harwood Street, Suite 300, Dallas, TX. Copies of the documents filed with the SEC by Realty Income will be available free of charge on Realty Income’s website at www.realtyincome.com/investors or by contacting Realty Income’s Investor Relations department at 858-284-5000.

Participants in the Solicitation

Realty Income, Spirit and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Realty Income, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Realty Income’s proxy statement for its 2023 Annual Meeting of Stockholders, which was filed with the SEC on March 31, 2023, and Realty Income’s Annual Report on Form 10-K for the fiscal year ended December 31,

2022, which was filed with the SEC on February 22, 2023. Information about the directors and executive officers of Spirit, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Spirit’s proxy statement for its 2023 Annual Meeting of Stockholders, which was filed with the SEC on March 23, 2023, and Spirit’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 28, 2023. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Spirit or Realty Income using the sources indicated above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SPIRIT REALTY CAPITAL, INC.

By:	/s/ Michael Hughes
Name:	Michael Hughes
Title:	Chief Financial Officer and Executive Vice President

Dated: October 30, 2023